Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$20,982	$16,965	$13,170	$11,114	$11,344
Interest applicable to rentals	444	593	751	743	670

Total fixed charges, as defined	21,426	17,558	13,921	11,857	12,014

Preferred dividends, as defined (a)	1,602	1,454	1,177	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$23,028	$19,012	$15,098	$13,426	$13,583

Earnings as defined:

Net Income	$34,947	$30,479	$31,114	$35,976	$17,065
Add:
Provision for income taxes:					12,014
Total	23,052	15,346	16,601	15,862	7,240
Fixed charges as above	21,426	17,558	13,921	11,857	12,014

Total earnings, as defined	$79,425	$63,383	$61,636	$63,695	$36,319

Ratio of earnings to fixed charges, as defined (b)	3.71	3.61	4.43	5.37	3.02

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.45	3.33	4.08	4.74	2.67

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.